

Mail Stop 3030

March 5, 2009

VIA U.S. MAIL AND FAX (352) 375-6111

Ms. Mary Bailey Sellers
Chief Financial Officer
Mammatech Corporation
930 Northwest 8th Avenue
Gainesville, Florida 32601

> **Re: Mammatech Corporation**
> **Form 10-KSB for the year ended August 31, 2008**
> **Filed December 15, 2008**
> **File No. 000-11050**

Dear Ms. Sellers:

We have reviewed your response filed February 17, 2009 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended August 31, 2008

Item 6. Management's Discussion and Analysis of Financial conditions and Results of Operations, page 7

Comparison of Fiscal Year Ended August 31, 2007 and 2008, page 8

1. Please refer to prior comment 1. We note that you filed an amendment to your Form 10-KSB for the year ended August 31, 2008 on February 13, 2009 to reclassify certain training expenses that were determined to be cost of sales rather than selling, general and administrative costs. We also note that this reclassification had a significant effect on your cost of sales, gross profit and selling, general and administrative costs. Please revise future filings to include additional discussion in the footnotes as to the nature of the reclassification and consider providing a tabular presentation of the reclassification. For example, consider providing a column that shows your income statement as originally filed, a column showing the amounts reclassified and a column with your revised presentation.

2. In this regard, we note that the reclassification of training costs to costs of sales represented approximately 33% of your total cost of sales. Therefore, it appears service revenues exceeded 10% of your total revenues. In future filings revise your income statement to separately disclose revenues from the sale of products, services, and other products if revenues from any individual referenced component are more than 10 percent of the total revenue for the year. Related cost and expenses should be combined and disclosed separately. Refer to Regulation S-X, Article 5-03(b)(1) and (2).

3. Please also expand your revenue recognition policy in future filings to include your revenue recognition policies with regards to revenues from services.

Amendment to Form 10-KSB filed February 13, 2009

Item 8A. Controls and Procedures, page 19

4.   Please refer to prior comment 2. We note that you have revised Item 8A in your amended Form 10-KSB to include Management's Report on Internal Control, however, we also note the following:

- It does not appear you have included a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report" as required by Item 308T(a)(4) of Regulation S-K.

- Additionally, it appears that you deleted your discussion regarding disclosure controls and procedures that was previously included in your Form 10-KSB for the year ended August 31, 2008.

- Finally, it does not appear that you disclosed any changes in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. We refer you to Item 308T(b).

You may provide an abbreviated amendment for the above mentioned items, which consists of a cover page, explanatory note, Item 8A in its entirety, signature page and 302 Certifications. Refer to Item 601(b)(31) of Regulation S-K.

5.   Please refer to prior comment 3. We note from your response that your management continues to conclude that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated January 30, 2009, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year. As noted above, you may provide an abbreviated amendment that consists of a cover page, explanatory note, Item 8A in its entirety, signature page and 302 Certifications. Refer to Item 601(b)(31) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Angela Crane
                                        Accounting Branch Chief